SECURI 15027937 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67421

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/14 AND ENDING 9/30/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SFI Capital Group, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Superior Ave. East Suite 1650
(No. and Street)

Cleveland Ohio 44114
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti & Co. CPA
(Name – *if individual, state last, first, middle name*)

6685 Beta Dr. Mayfield Village OH 44143
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John W. Dorsey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SFI Capital Group, LLC, as of NOVEMBER 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

BELINDA S. CHORBA, Notary Public
State of Ohio, Lorain County
My Commission Expires September 28, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MEMBERS AND BOARD OF MANAGERS
SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

We have audited the accompanying statement of financial condition of SFI Investments, LLC dba SFI Capital Group, LLC (the Company) as of September 30, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFI Investments, LLC dba SFI Capital Group, LLC as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary financial information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
November 16, 2015

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

TO THE MEMBERS AND BOARD OF MANAGERS
SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by SFI Investments, LLC dba SFI Capital Group, LLC (SFI) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating SFI's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SFI's management is responsible for SFI's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
November 16, 2015

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

TO THE MEMBERS AND BOARD OF MANAGERS
SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by SFI Investments, LLC dba SFI Capital Group, LLC (SFI) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating SFI's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SFI's management is responsible for SFI's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
November 16, 2015

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE MEMBERS AND BOARD OF MANAGERS
SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

We have reviewed management's statements, included in the accompanying Report of a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3, in which (1) SFI Investments, LLC dba SFI Capital Group, LLC (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
November 16, 2015

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2015

ASSETS

ASSETS		
Cash	$	31,612
Prepaid expense		852
	$	32,464

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	10,569
MEMBERS' EQUITY		21,895
	$	32,464

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2015

Balance at October 1, 2014	$	34,877
Net loss		(3,262)
Distributions		(9,720)
Balance at September 30, 2015	$	21,895

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

SUPPLEMENTARY FINANCIAL INFORMATION

YEAR ENDED SEPTEMBER 30, 2015

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3

Not applicable due to the exemption under Section (k)(2)(ii) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION

There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(ii) of Rule 15c3-3.

See the Report of Independent Registered Public Accounting Firm.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2015

REVENUES		
Professional services		$ 125,455
EXPENSES		
Administrative expenses	$ 123,298	
Other expenses	5,419	128,717
NET LOSS		$ (3,262)

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (3,262)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Cash provided by (used in) changes in the following items:		
Decrease in restricted cash	$ 1,158	
Decrease in accounts receivable	11,865	
Decrease in prepaid expenses	786	
Increase in accounts payable	10,569	24,378
NET INCREASE IN CASH		21,116
CASH - BEGINNING OF YEAR		10,496
CASH - END OF YEAR		$ 31,612

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

NON-CASH INVESTING AND FINANCING ACTIVITIES:

Accounts receivable converted to non-cash distribution to member	$ 9,720

The accompanying notes are an integral part of these financial statements.

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 17a-5(d)(4)

SEPTEMBER 30, 2015

	AUDITED	UNAUDITED	INCREASE (DECREASE)
COMPUTATION OF NET CAPITAL:			
Total members' equity from statement of financial condition	$ 21,895	$ 31,615	$ (9,720)
Other deductions	(852)	(10,572)	$ 9,720
Haircuts on securities pursuant to 15c3-1	-	-	-
Net capital	$ 21,043	$ 21,043	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum dollar requirement	$ 5,000	$ 5,000	$ -
Net capital requirement	$ 5,000	$ 5,000	$ -
Excess net capital			
Net capital	$ 21,043	$ 21,043	$ -
Less: Net capital requirement	(5,000)	(5,000)	-
Total	$ 16,043	$ 16,043	$ -
Net capital, less certain adjustments	$ 15,043	$ 15,043	$ -
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 10,569	$ 10,569	$ -
Ratio of aggregate indebtedness to net capital	0.50	0.50	-
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	-

See the Report of Independent Registered Public Accounting Firm.

Account	Description	1st PP-FINAL 9/30/2015	
1017	CASH-NCB OPERATING	0.00	
1018	CASH-CHASE-CHECKING	0.00	
1019	CASH-CHASE-MONEY MARKET SAVINGS	0.00	
1020	CASH-FIRST NATIONAL-CHECKING	31,612.05	
1100	ACCOUNTS RECEIVABLE	0.00	
1101	ACCOUNTS RECEIVABLE-OTHER ACCOUNTS RECEIVABLE	0.00	
1200	A/R-RELATED PARTY-ACCOUNTS RECEIVABLE-COHEN	0.00	
1203	A/R-RELATED PARTY-ACCOUNTS RECEIVABLE-SFG	0.00	
1206	A/R-RELATED PARTY-ACCOUNTS RECEIVABLE-RAINTREE	0.00	
1332-3	PREPAID EXPENSES-PREPAID EXPENSES	852.00	
1330-1	WEB CRD ACCOUNT	0.00	
1331	PREPAID EXPENSES-PREPAID CITY TAXES	0.00	
1499	UNDEPOSITED FUNDS	0.00	
1551	ORGANIZATIONAL COSTS	0.00	
1561	ACCUM AMORTIZATION-ORG COSTS	0.00	
1801	DUE FROM PARENT-SFG	0.00	
2000	ACCOUNTS PAYABLE	(3,860.00)	
2001	PAYABLE TO AFFILIATE	(6,710.00)	
2601	LOANS-RELATED PARTY-LOAN FROM COHEN & CO.	0.00	
2602	LOANS-RELATED PARTY-ACCOUNTS PAYABLE-SBG	0.00	
2604	LOANS-RELATED PARTY-ACCOUNTS PAYABLE-SFG	0.00	
2607	ACCOUNTS PAYABLE-COHEN	0.00	
2650	ACCRUED DISTRIBUTIONS	0.00	
2800	MEMBER'S EQUITY-CAPITAL CONTRIBUTIONS-CCA	0.00	
2800-1	MEMBER'S EQUITY-ACCUMULATED PROFITS-CCA	0.00	
2800-2	MEMBER'S EQUITY-DISTRIBUTIONS-CCA	0.00	
2801	MEMBER'S EQUITY-CAPITAL CONTRIBUTIONS-MMICP	(310,000.00)	
2801-1	MEMBER'S EQUITY-ACCUMULATED PROFITS-MMICP	(14,843.27)	CY Distributions - AJE 1
2801-2	MEMBER'S EQUITY-DISTRIBUTIONS-MMICP	199,828.10	9,720
2802	MEMBER'S EQUITY-CAPITAL CONTRIBUTIONS-ACHILL	(65,100.00)	
2802-1	MEMBER'S EQUITY - ACCUMULATED PROFITS-ACHILL	(42,335.95)	
2802-2	MEMBER'S EQUITY-DISTRIBUTIONS-ACHILL	32,700.78	
2810	MEMBER'S EQUITY-ADDITIONAL PAID IN CAPITAL	0.00	
3000	OPENING BAL EQUITY	0.00	
3025	REVENUES-PROF SERVICES-NON SECURITIES	0.00	
3030	REVENUES-SUCCESS FEES	(50,000.00)	
3035	REVENUES-RETAINER FEES	0.00	
3105	ADMINISTRATIVE FEE INCOME	(75,455.00)	
3900	RETAINED EARNINGS	174,594.26	
5200	OVERHEAD EXPENSE-PAYROLL-OFFICERS-SALARIES & WAGES	0.00	
5300	OVERHEAD EXPENSES-PAYROLL-NON OFFICERS-SALARIES & WAGES	0.00	
5310	COMMISSION	0.00	
5320	WEBSITE	0.00	
6120	BAD DEBT EXPENSE	0.00	
6360	INSURANCE	138.00	
6400	OFFICE EXPENSE	0.00	
6100	COMMISSION EXPENSE	50,000.00	
6500	PROFESSIONAL FEES-ACCOUNTING	12,008.25	
6505	TAXES & LICENSES-FINRA FEES	5,120.25	
6510	PROFESSIONAL FEES-LEGAL FEES	0.00	
6515	PROFESSIONAL FEES-COMPUTER CONSULTING	0.00	
6520	PROFESSIONAL FEES-FINOP CONSULTING FEES	12,631.25	
6525	PROFESSIONAL SERVICE FEES	0.00	
6530	TAXES & LICENSES-CRD FEES	0.00	
6540	TAXES & LICENSES-SIPC FEES	299.00	
6545	PROFESSIONAL FEES-NEW CLIENT SCREENING	0.00	
6555	PROFESSIONAL FEES-ADMINISTRATION	46,320.00	
6600	TAXES & LICENSES-FEDERAL	0.00	
6610	TAXES & LICENSES-STATE	0.00	
6620	TAXES & LICENSES-LOCAL	1,500.00	
6640	TAXES & LICENSES-LICENSES AND PERMITS	0.00	
6645	TAXES & LICENSES-CAT TAX	0.00	
6710	TRAVEL & ENTERTAINMENT-MEALS	0.00	
6720	TRAVEL & ENTERTAINMENT-LODGING & LOCAL TRAVEL	0.00	
6740	TRAVEL & ENTERTAINMENT-TRAVEL AIRFARE	0.00	
6900	OTHER OH EXPENSES	0.00	
6905	OTHER OH EXPENSES-PRODUCER COMMISSION	0.00	
6905-1	OTHER OH EXPENSES-PRODUCER COMMISSION-REGISTERED REP FEES	0.00	
6907	OTHER OH EXPENSES-CLIENT CHARGEABLE EXPENSES	0.00	

6910	OTHER OH EXPENSES-BANK SERVICE CHARGES	17.00
6972	OTHER OH EXPENSES-BOND FEES EXPENSE	683.28
7200	OTHER INCOME-INTEREST INCOME	0.00
		(0.00)

SFI INVESTMENTS, LLC DBA
SFI CAPITAL GROUP, LLC

YEAR ENDED SEPTEMBER 30, 2015

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	PAGE NO. 2
STATEMENT OF FINANCIAL CONDITION September 30, 2015	3
STATEMENT OF OPERATIONS Year ended September 30, 2015	4
STATEMENT OF CHANGES IN MEMBERS' EQUITY Year ended September 30, 2015	5
STATEMENT OF CASH FLOWS Year ended September 30, 2015	6
NOTES TO THE FINANCIAL STATEMENTS	7 - 9
SUPPLEMENTARY FINANCIAL INFORMATION	
SUPPLEMENTARY FINANCIAL INFORMATION Year ended September 30, 2015	10
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 September 30, 2015	11
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) September 30, 2015	12
REPORT OF A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3	13
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	14
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES	15

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

SFI Investments, LLC dba SFI Capital Group, LLC (the Company), an Ohio Limited Liability Company, is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and the states of Ohio, California, Florida, Michigan, New York, and Indiana and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in providing professional services to its clients. The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Revenue Recognition

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primary investment banking. The Company's services include business acquisition advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

For investment banking services, contingent fee work is recorded as revenue upon closing of the transaction and funding of financing requirements by the buyer or seller. Non-refundable retainers charged at the beginning of investment banking services are recorded as revenue when the engagement letter is signed. Monthly retainers and hourly billings are recorded as revenue when invoiced.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include businesses. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable and Credit Policies

Accounts receivable are due under specific terms outlined in engagement letters. The Company generally collects receivables in monthly or quarterly installments.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable and Credit Policies (continued)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. At September 30, 2015, there were no outstanding accounts receivable.

Income Taxes

The Company is an Ohio Limited Liability Company and has elected to be treated as a partnership for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the members. Accordingly, the Company records no provision for federal income taxes.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the September 30, 2015 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

As of September 30, 2015, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the tax years 2012 and thereafter.

Subsequent Events

Management has evaluated subsequent events through November 16, 2015, the date the financial statements were available to be issued. No subsequent events were identified for disclosure in the financial statements.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTIES

The Company has a management services agreement (the Agreement) with League Park Advisors, whereby League Park Advisors provides subcontracted employee services, administrative functions, support services, and the use of facilities for the benefit of the Company. For the year ended September 30, 2015, $46,320 of expenses were allocated to the Company under the agreement.

The Company entered into a producer commission agreement on March 1, 2010, with an individual owner of MMI Capital Partners, LLC, a fifty percent owner of the Company, whereby the Company will pay a producer's commission to this individual based on certain revenue generated, as agreed. The commission percentage is ninety percent of the first three hundred thousand of revenue plus five percent of all revenue in excess of three hundred thousand. In return, this individual agreed to reimburse the Company for certain direct costs incurred plus a quarterly fee. The percentage thresholds and the quarterly fee are adjusted based on the total number of office locations that are under the supervision of this individual.

For the year ended September 30, 2015, registered representative fee revenues net of producer commissions totaled $75,455.

The Company derives a portion of its professional services revenue from contracts that are assigned to it by League Park Advisors. For the year ended September 30, 2015, $50,000 of professional service revenue was related to contracts assigned by League Park Advisors. The Company recorded $50,000 of commission expense on these contracts for the year ended September 30, 2015.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At September 30, 2015, the Company exceeded all net capital requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At September 30, 2015, the ratio was .50 to 1.